Exhibit 1
[LIONSGATE LETTERHEAD]
September 18, 2006
Dennis Hohn Cho, Esq.
Senior Vice President, Business Affairs
     & General Counsel
Image Entertainment, Inc.
20525 Nordhoff Street, Suite 200
Chatsworth, CA 91311
Dear Dennis:
I received your September 13, 2006 letter.
It is categorically untrue that Lionsgate is engaged in any effort to negatively impact or artificially deflate Image’s stock price. Doing so would be counterproductive to our interests as Image’s second largest stockholder. We have nominated six highly qualified, independent directors to protect value for all Image stockholders. Unlike Image’s conflicted, entrenched Board, which has overseen a nearly 40% decline in Image’s stock price over the past year and a half, our nominees will work to create value for all stockholders.
We believe it is more likely that without the support afforded by Lionsgate’s continued interest in Image, Image stock would be trading at a significantly lower value today. Image stock was trading at $2.82 per share when we began acquiring shares in July 2005. We believe that since that time, Image’s stock price has been supported primarily by the fully-financed all-cash offers we made in October 2005 and again in July 2006 at $4.00 per share, each time at a significant premium to the then-current trading price (which makes your assertion that our $4.00 per share offer was “grossly inadequate” absurd on its face). Lionsgate’s actions have, if anything, served as a floor for Image’s stock price.
We believe that Image’s stock continues to trade below our last all-cash $4.00 per share offer primarily because of the actions taken by Image’s board and management to further entrench themselves to the detriment of all of Image’s non-management stockholders. These actions include your imminent implementation of a staggered board and your adoption of a poison pill, as well as your two recent dilutive issuances of stock equivalents without stockholder approval, and with the stockholder annual meeting referendum looming.
Your issuance of 3.4 million shares in your deal with Relativity Media cannot be properly evaluated because you refuse to publicly file any of the underlying agreements. According to your filings and public statements, because of the Relativity deal, you had to incur immediate further dilution to stockholders of potentially 5 million or more shares by privately placing convertible debt on what we believe are unfavorable terms.
You also claim that Lionsgate has failed to provide any legitimate factual basis for our claim that the Relativity transaction has questionable economic benefits – to the contrary, it is Image which has failed to provide any legitimate factual basis for its claims of increased stockholder value.
Although you tout the “potential” of the Relativity deal to increase stockholder value, you have not provided enough information about its material terms and conditions to allow us or any other stockholder to evaluate claims that the Relativity deal is a “landmark deal,” that it “financially incentivizes Relativity to deliver as many titles as possible,” that it will generate “revenues in the hundreds of millions of dollars over the next few years” or any of the other broad claims or projections that you and other members of Image management have made.
Whether you are required to currently file the Relativity contracts, it certainly would be appropriate for you to do so, particularly when we and others have raised questions about them, and given that Image has claimed that it is the “single most significant agreement we’ve signed in the history of Image Entertainment” (in the words of your chairman and chief executive officer). If Image were confident in the transaction, it should welcome a full evaluation on the merits – which is impossible to do until you have fully disclosed all terms and conditions by filing the underlying agreements. If you are concerned about competitively sensitive information, you are undoubtedly aware that you could seek confidential treatment for the relevant portions from the SEC and still file the redacted agreements. In the interest of stockholder valuation, shouldn’t all stockholders be able to understand the true value of this “landmark” deal prior to the upcoming annual meeting and vote of Image’s stockholder base?
Furthermore, we take issue with your misguided suggestion that we are creating “negative impediments” and taking “unfair and anti-competitive” actions. What we have done is made two fully-financed all-cash offers for Image at significant premiums to the then-current market price. When the Special Committee of your Board failed to seriously consider those offers or to announce any results from its process to consider strategic alternatives – all while further entrenching themselves and continuing to destroy stockholder value – we had no choice other than to proceed with our nomination of highly qualified, truly independent individuals.
In summary, we have given Image’s stockholders a choice to either continue to support a board of directors and management who in our judgment have failed to deliver stockholder value, or to vote for a slate of independent nominees who will be able to evaluate and make decisions for Image in the best interests of all stockholders.
Regards,
/s/ Wayne Levin
Wayne Levin
General Counsel & Executive Vice President
Business and Legal Affairs